Mail Stop 3010

November 12, 2009

VIA USMAIL and FAX (312) 207-1822

Mr. Richard W. Pehlke
Chief Financial Officer
Grubb & Ellis Company
1551 North Tustin Avenue, Suite 300
Santa Ana, California 92705

> **Re:** **Grubb & Ellis Company**
> **Form 10-K/A for the year ended December 31, 2008**
> **Filed on June 1, 2009**
> **Form 10-Q for the periods ended March 31, 2009 and June 30, 2009**
> **Filed on May 28, 2009 and August 10, 2009**
> **File No. 001-08122**

Dear Mr. Pehlke:

We have reviewed your response letter dated September 3, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. We note your response to comment 4 that you are engaging in efforts to further the recapitalization plan and are negotiating with potential investors. Please revise to tell us the financial terms of the recapitalization plan that would satisfy the condition to the Third Amendment to your credit agreement.

2.   We note your response to comment 23 that you believe the omitted exhibits and schedules, which are all of the exhibits and schedules to exhibits 10.61 and 10.62, filed on May 27, 2009, with your original 10-K for 2007, are not material or should be afforded confidential treatment. Please refer to Item 601(b)(10) and tell us your basis for omitting all the exhibits and schedules based on materiality. Further, we note that you have not requested confidential treatment for the omitted information. Please advise.

3.   We note your attorney has acknowledged the following on your behalf.   However, this acknowledgement must be provided by the company directly.   Please provide in writing a statement acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Critical Accounting Policies, page 39

Revenue Recognition, page 39

4.   We have read and considered your response to comment five. Clarify to whether you plan to expand your disclosure in future filings to state that your maximum exposure to loss is equal to the original amount of the investment.

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page 64

5.   We note your response to comment nine and await for the amendment to the company's Form 10-K.

Item 9A. Controls and Procedures

Material Weaknesses in Internal Control Over Financial Reporting, pages 126 - 127

6.   We note in response to comments 16 through 18 you have provided proposed disclosures
        in a supplemental response to your letter dated September 3, 2009.   Please file this
        supplemental response as correspondence within EDGAR.

7.   We have read and considered your response to comment 17. Please disclose who
        identified the material weaknesses and when the material weaknesses first began.

Report of Independent Registered Public Accounting Firm, page 129

8.   We have read and considered your response to comment 19.   It still continues to remain
        unclear of how the report language that identifies the material weaknesses in the fifth
        paragraph conforms exactly to the language outlined in paragraph .88 of PCAOB
        Auditing Standard No. 5.   Specifically, we note your report language did not identify the
        financial statements that were audited, make reference to the standards of the Public
        Company Accounting Oversight Board (United States) and the nature of the opinion
        expressed.   Please clarify or revise accordingly.

FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2009 AND JUNE 30, 2009

Item 4 – Controls and Procedures

9.   We have considered your response to comment 24.   Although the company is unable to
        determine whether the actions it put in place remediated the material weaknesses, the
        company still must comply with the requirements of Item 103 of Regulation S-K in
        concluding on the effectiveness of the company's disclosure controls and procedures.
        Given that material weaknesses existed and you are unable to determine whether such
        weaknesses have been remediated, it would appear that your disclosure controls and
        procedures were ineffective for the quarters ended March 31, 2009 and June 30, 2009.
        Please clarify or amend accordingly.

* * * *

        As appropriate, please respond to this comment within 10 business days or tell us when
you will provide us with a response. Please file a letter that keys your response to our comment
and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your letter on EDGAR. Please understand that we may have additional comments
after reviewing your response to our comment.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3472 if you have any questions.

Sincerely,

Yolanda Crittendon
Staff Accountant